Exhibit 99.5

HEXO reports over $16.2 million in total gross revenue in the second quarter of fiscal 2019

Key highlights of second quarter of 2019 fiscal year

●	Gross revenue increased 1,269% as compared to the second quarter of fiscal 2018 and increased 144% from the first quarter of fiscal 2019

●	Gross adult-use revenue in Q2 exceeded revenues for the 2018 fiscal year by 200%

●	4,938 kg of dried cannabis produced, an increase of 39% over the first quarter of fiscal 2019

●	2,689 kg of gram and gram equivalents sold, an increase of 142% quarter over quarter

●	Began trading on the NYSE American (“NYSE-A”) in January, 2019 under the symbol “HEXO”

●	Over $54.2 million in net proceeds raised through a marketed public offering co-led by the Canadian Imperial Bank of Commerce (“CIBC”) and the Bank of Montreal

●	Subsequent to quarter end, HEXO entered an agreement to acquire Newstrike Brands Ltd.

GATINEAU, Quebec, Mar. 14, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (TSX:HEXO; NYSE-A:HEXO) (the “Company”) is reporting its financial results for the second quarter of the 2019 fiscal year, the Company’s first full quarter following the legalization of adult-use cannabis in Canada. Total gross revenue for the quarter reached $16.2 million, an increase of 144% from the previous quarter.

“This is an exciting time for HEXO as we continue to achieve milestones on the way to becoming a top two cannabis company,” said HEXO Corp CEO and co-founder, Sebastien St-Louis.

“This quarter not only saw an exponential increase in gross revenue and production, but also saw us continue to execute on our promises including reaching a construction and licensing milestone on our 1,000,000 sq. ft. greenhouse expansion and listing on the NYSE-A. Just yesterday, we announced an agreement to acquire Newstrike Brands Limited. HEXO’s future is very promising, I am looking forward to continually driving shareholder value and achieving milestones with our team.”

Other financial highlights from the quarter include:

●	Over $13.4 million in net revenue

●	Made first investment tranche for a 33% interest in the Greek joint venture HEXOMed, to establish a Eurozone distribution center, with the option to increase ownership interest in HEXOMed to 50%

During the quarter ended January 31, 2019, the Company announced that its 1,000,000 sq. ft. greenhouse expansion reached construction and licensing milestones. The first harvest from the facility is expected later this month and will allow HEXO to continue ramping up to an annual production capacity of 108,000 kg of dried cannabis annually.

Subsequent to quarter end, HEXO announced that it entered into a syndicated credit facility for up to $65 million available credit through a $50 million credit facility with an option to increase by an additional $135 million and a $15 million revolving loan with CIBC. The proceeds of the total available credit of $200 million will be used in part to fund the Company’s ongoing expansion projects and innovation initiatives.

HEXO most recently announced an agreement to acquire Newstrike Brands Ltd. This transaction was unanimously approved by the board of directors of both HEXO Corp and Newstrike Brands Limited. The acquisition will provide HEXO Corp capacity to produce approximately 150,000 kg of high-quality cannabis annually with access to four cutting-edge production campuses. It also provides the Company diversified domestic market penetration with combined distribution agreements in eight provinces. The combined entity is estimated to realize annual synergies of $10 million, allowing HEXO to operate more efficiently with a continued commitment to excellence. The acquisition requires Newstrike shareholder approval before being finalized.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Second Quarter 2019 Financial Results

Summary of results for the three and six months period ended January 31, 2019 and 2018 (in thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

	For the three months ended		For the six months ended
Income Statement Snapshot	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
	$	$	$	$

Gross cannabis revenue	16,179	1,182	22,809	2,283

Excise taxes	(2,803)	–	(3,817)	–

Net revenue from sale of goods	13,376	1,182	18,992	2,283

Ancillary revenue	62	–	109	–

Gross margin before fair value adjustments	6,939	731	9,772	1,369

Gross margin	11,603	752	18,842	3,215

Operating expenses	18,486	5,491	40,524	8,335

(Loss)/income from operations	(6,883)	(4,739)	(21,682)	(5,120)

Other income/(expenses)	2,558	(4,213)	4,553	(5,750)

Net income (loss)	(4,325)	(8,952)	(17,129)	(10,870)

			For the three months ended
Operational Results			January 31, 2019	October 31, 2018
Average selling price of adult-use dried gram & gram equivalents			$5.83	$5.45

Kilograms sold of adult-use dried gram & gram equivalents			2,537	952

Average selling price of medical dried gram & gram equivalents			$9.15	$9.12

Kilograms sold of medical dried gram & gram equivalents			152	158

Total kilograms produced of dried gram equivalents			4,938	3,550

    Q2 PERIOD HIGHLIGHTS

●	Total gross revenue in the quarter increased in excess of 13.74x to $16,241 as compared to the same quarter of fiscal 2018, and increased 143% sequentially from the previous quarter.

●	Gross adult-use revenue in the three months ended January 31, 2019, exceeded total revenues fiscal 2018 by $9,858 or 200%.

●	Oils sales represented 23% of the adult-use revenues.

●

New in the fiscal year are ancillary revenues associated the Company’s management agreement held with a supplier. This contributed net $62 to total revenue in the quarter, an increase of $15 from the prior quarter.

●

The net loss for the period decreased 52% to ($4,325) compared to the same quarter in fiscal 2018. Sequentially, the net loss decreased 66% quarter over quarter as a result of the increased sales and 16% reduced total operating expenses in the period.

    OPERATIONAL HIGHLIGHTS

●	Adult-use sold grams and gram equivalents increased 166% to 2,537 kg from the previous quarter as the Company continues to scale up and deliver on its existing supply agreements.

●	Adult-use revenues per gram and gram equivalents increased $0.38 to $5.83 form the first quarter of fiscal 2019.

●	Medical revenue per gram and gram equivalent sold increased $0.03 to $9.15 during the quarter, with 152 kg sold.

●	During the quarter ended January 31, 2019, the Company produced approximately 4,938 kg of dried cannabis, a 39% increase from the previous quarter

●

Certain production areas of our existing licensed facilities have been dedicated to the commissioning of our new 1,000,000 sq. ft. facility (B9). This includes designated areas housing the mother plants to be relocated to B9, as well as a cuttings area to supply B9 with its first plants throughout the second and third quarter of fiscal 2019.

●

The Company is ramping up towards its full production capacity, with efficiency gains and increased capacity achieved through our licensed 250,000 sq. ft. facility and the additional 1,000,000 sq. ft. facility, which met its first construction and licensing milestones in December 2018. The Company to ramp up to its run goal rate of 108,000 kg of annual dried flower production.

    ORGANIZATIONAL GROWTH

●

As a result of the growing scale of operations, our headcount rose by 32% to 374 employees as at January 31, 2019 from the previous quarter’s headcount of 283 on October 31, 2018. This is a direct result of the continuing upscaling primarily to the production and cultivating staff as our new facilities are activated.

    FACILITY EXPANSION

●

In December 2018, we reached a construction and licensing milestone with the first zone of the 1,000,000 sq. ft. greenhouse expansion. This goal was met within the first year of its announcement, on time and on budget. This milestone is an important first step as the Company continues ramping up to an annual production capacity of 108,000 kg of dried cannabis.

    FINANCIAL POSITION

●	As at January 31, 2019, the Company held cash, cash equivalents and short-term investments of $165,571 and working capital of $224,332.

●	During the period, the Company raised gross proceeds of $57.5mm through a public offering of common shares.

●

Subsequent to the quarter end, the Company obtained a $65mm credit facility jointly held with CIBC and BMO, two of Canada’s premier financial institutions. This consists of $50mm available term credit and a $15mm revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville transformation centre without diluting the current and future shareholders of HEXO Corp.

Summary of Results

Revenue

	Q2 ’19	Q1 ’19	Q4 ’18	Q3 ’18	Q2 ’18

ADULT-USE Adult-use cannabis gross revenue[1]	$14,792	$5,194	$–	$–	$–

Adult-use excise taxes	(2,587)	(970)	–	–	–
Adult-use cannabis net revenue	12,205	4,224	–	–	–

Dried grams and gram equivalents sold	2,537,211	952,223	–	–	–
Adult-use gross revenue/gram equivalent	$5.83	$5.45	$–	$–	$–

Adult-use net revenue/gram equivalent	$4.81	$4.44	$–	$–	$–

MEDICAL

Medical cannabis revenue[1]	$1,387	$1,436	$1,410	$1,240	$1,182

Medical cannabis excise taxes	(216)	(44)	–	–	–
Medical cannabis net revenue	1,171	1,392	1,410	1,240	1,182

Dried grams and gram equivalents sold	151,521	157,504	152,288	134,253	131,501

Medical gross revenue/gram equivalent	$9.15	$9.12	$9.26	$9.24	$8.99

Medical net revenue/gram equivalent	$7.73	$8.84	$–	$–	$–

Ancillary revenue[2]	$62	$47	$–	$–	$–

Total net sales	$13,438	$5,663	$1,410	$1,204	$1,182

1 Gross adult-use and medical cannabis revenues represent sales under the normal course of business and are exclusive of excise taxes.

2 Revenue outside of the primary operations of the Company.

Total net revenue in the second quarter of fiscal 2019 increased to $13,438 from $1,182 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales in which the Company realized its first full quarter of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Non-cannabis ancillary sales which began in the previous quarter increased to $62 from $47. This revenue is derived from a management agreement held by the Company with arms-length partners.

ADULT-USE SALES

The Company realized its first complete quarter of adult-use sales during the second quarter of fiscal 2019. Adult-use gross sales totaled $14,792 in the three months ended January 31, 2019, which is a 1,151% increase over the $1,182 of total sales in the second quarter of 2018 (which included medical sales only during that period), and a 185% increase over the $5,194 of adult-use sales in the first quarter of the current fiscal year. This is a direct result of the Company’s strong supply agreements and introductory brand awareness campaign.

The Company’s adult-use gross sales for the six months period ended January 31, 2019 totaled $19,986, an increase of $17,703 as compared to the six months period ended January 31, 2018 total sales of $2,283 (which include medical sales only during that period). The increase is due to there existing no adult-use sales in the comparative period.

Sales volume in the second quarter of 2019 was 2,537 kg for a 166% increase over the 952 kg equivalents sold in the first quarter of fiscal 2019. Dried flower products represented 85% of gram equivalents sold during the period, a 5% decrease from the first quarter of fiscal 2019 and oil product sales comprising the balance.

Gross adult-use revenue per gram equivalent increased to $5.83 from $5.45. This is reflective of the increased oil sales during the quarter which command higher market sales prices per gram equivalent. The adult-use net revenue per gram equivalent increased to $4.81 from $4.44 in the previous quarter reflecting a consistent approximate ($1.00) impact to revenue per gram due to excise taxes. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

During the period, 84% of all adult-use sales were realized through the SQDC with the remaining 16% derived in Ontario and British Columbia via the OCS and BCLDB.

While the Company continues to prepare for the initial harvests from its new 1,000,000 sq. ft. greenhouse which should be realized throughout the third quarter of fiscal 2019 and the activation of its product transformation centre in Belleville which is expected in the fourth quarter of fiscal 2019, net revenues for the third quarter are estimated to increase minimally from those of the second quarter.

Net revenues for the fourth quarter are expected to approximately double those of the second quarter for the reasons detailed above.

MEDICAL SALES

Gross medical revenue in the three months ended January 31, 2019 increased 17% to $1,387 compared to $1,182 in the same period in fiscal 2018. Higher revenue was driven by increased sales volume as well as higher Elixir oil sales which command a higher revenue per gram when compared to dried gram sales. Compared to the prior quarter, the sequential revenue decreased by 3% from $1,436, reflecting a lower total gram equivalents sold due to lower dried flower sales in the period. Medical oil sales remained consistent quarter over quarter.

The Company realized $2,823 of gross medical sales during the six months period ended January 31, 2019 which is an increase of 24% from the $2,283 of gross medical sales during the comparative six months ended January 31, 2018. This increase is due to the reasons as stated above.

Net medical revenues decreased during the quarter by 16% to $1,171 due to the impact of excise taxes applied to the full periods medical sales versus those applied to only those medical sales realized post legalization on October 17, 2018 in the prior quarter.

Sales volume increased 15% to 151,521 gram equivalents, compared to 131,501 in the same prior year period. Revenue per gram equivalent increased to $9.15 as compared $8.99 the same prior year period and $9.12 from the prior quarter. This is a direct result of the increase in our oil-based products sales as the product mix purchased by customers continues to shift towards smoke-free alternatives.

Cost of Sales and Excise Taxes

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock based compensation and overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Excise taxes	$2,803	$–	$3,817	$–

Cost of sales	6,499	451	9,329	914

Fair value adjustment on sale of inventory	3,690	1,032	4,407	1,846

Fair value adjustment on biological assets	(8,354)	(1,053)	(13,477)	(3,692)

Total fair value adjustment	$(4,664)	$(21)	$(9,070)	$(1,846)

Cost of sales for the quarter ended January 31, 2019 were $6,499, compared to $451 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes and increases to transformation costs as the oil and other value-added product production mix has increased from the second quarter of fiscal 2018.

For the six months period ended January 31, 2019, cost of sales increased to $9,329 from $914 from the comparable period of fiscal 2018 for the reasons as noted above.

Fair value adjustment on the sale of inventory for the second quarter ended January 31, 2019 was $3,690 compared to $1,032 for the same quarter ended January 31, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. This is offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended January 31, 2018.

Fair value adjustment on biological assets for the current quarter was ($8,354) compared to ($1,053) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields in the quarter, primarily due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019. This results in significantly increased expected gram yields in the quarter and increased production costs of operating a newly in-use facility. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

The fair value adjustments on the sale of inventory and biological assets increased to $4,407 and ($13,477) respectively from $1,846 and ($3,692) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $2,803 an increase of 176% from the prior quarter due which is consistent with increase in underlying sales. This reduced gross margin before fair value adjustments by approximately 9% during the quarter which is an increase of 2% from the sequential quarter. The increase is due to the total current periods medical sales being excise tax burdensome as opposed to the first fiscal quarter of 2019 in which only those medical sales post October 17, 2018 were burdened. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
General and administration	$8,161	$1,770	$13,076	$3,046

Marketing and promotion	4,839	1,358	16,550	2,426

Stock-based compensation	4,960	1,968	9,649	2,281

Amortization of property, plant and equipment	452	188	1,025	312

Amortization of intangible assets	74	207	224	270

Total	$18,486	$5,491	$40,524	$8,335

Operating expenses include general and administrative expenses, inclusive of research and development, marketing and promotion, stock-based compensation, and amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, general corporate communications expenses, and research and development costs. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $8,161 in the second quarter of fiscal 2019, compared to $1,770 for the same period in fiscal 2018. This increase reflects the general growing scale of our operations, including an increase in general, finance and administrative staff for an increase of $2,775. New rental space in our Belleville location resulted in an increase of $613 which was obtained to house product processing and transformation as well as the administration department of the Belleville location. Total general and administrative payroll increased $1,950 due to the growth in operations. Total professional, listing and legal expenses increased by $1,024, as a result of additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public status on the TSX and NYSE-A. Increased insurances pertaining to commercial property and directors and officers increased $1,342 due to increased property, plant and equipment balances and the listing on the NYSE-A.

Total general and administrative expenses for six months ended January 31, 2019 increased to $13,076 from $3,046 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

The Company is anticipating general and administrative expenses to increase as the Company completes and operationalizes its current expansion projects over the remaining two quarters of the fiscal year. Research and development expenses are expected to rise on trend with general and administrative expenses for the final two quarters of fiscal 2019 and subsequently, significantly escalate in fiscal 2020 as the Company executes its innovation initiatives.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $4,839 in the second quarter, compared to $1,358 for the same period in fiscal 2018. This reflects the implementation of our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, printing and promotional materials as well as advertisement costs. Quarter over quarter total marketing and promotion expenses were significantly reduced from $11,711 as it was during this period in which HEXO underwent an extensive branding and marketing campaign which involved concerts, conventions and social events to launch the HEXO brand to the adult-use market.

Total marketing and promotion expenses for the six months period ended January 31, 2019 significantly increased to $16,550 from $2,426 as compared to the same period of fiscal 2018. This dramatic increase reflects the Companies agreement marketing and branding campaigned which was primarily realized in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian adult-use market.

The Company expects marketing and promotion expenses to trend with revenues over the next two quarters of the fiscal year.

STOCK-BASED COMPENSATION

Stock-based compensation increased by to $4,960 when compared to $1,968 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which is a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the second quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period.

Total stock-based compensation for the six months ended January 31, 2019 increased to $9,649 from $2,281 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $452 in the quarter, compared with $188 for the same period in fiscal 2018. The increase is the direct result of the Company’s newly built greenhouses and acquired cultivation equipment.

Additionally, increases to cultivation and production equipment were incurred in order to support the larger production demands and scalability of the Company.

Total amortization of property, plant and equipment for the six months ended January 31, 2019 increased to $1,025 from $312 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased to $74 in the first quarter, compared with $207 for the same period in fiscal 2018. The decrease is the result of the implementation of an inactive new ERP system as at the period ended January 31, 2019. This system is replacing certain fully amortized software programs.

Total amortization of intangible assets for the six months ended January 31, 2019 decreased to $224 from $270 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the second quarter was ($6,883), compared to ($4,739) for the same period in fiscal 2018. The increased loss from operations is due mainly to higher expenses in line with the expanding scale of operations as we prepared for the legalization of the adult-use market and the realization of stock-based compensation expenses due to the increased headcount and market share price value of the Company. This dramatic increase in scale of the Company and its operations was also offset by the 10.28x increase in net revenues as compared to the same quarter in fiscal 2018.

Other Income/Expenses

Other income/(expense) was $2,558 for the three months ended January 31, 2019 compared to ($4,213) in the same period of fiscal 2018. Revaluation of financial instruments of ($815) in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. Additionally, we had an unrealized fair value gain on convertible note receivable of $2,545. Interest income of $1,304 was realized for the three months ended January 31, 2019 reflective of the interest generated from the increased cash holdings and the interest accrued on the convertible debentures and promissory note held as at January 31, 2019.

Total other income/(expense) was $4,553 for the six months ended January 31, 2019 compared to ($5,750) of the same period of fiscal 2018. The increase is primarily due to the $5,978 unrealized gain on the convertible debenture which was issued in the first quarter of fiscal 2019. The loss due to revaluation of the financial instruments decreased $1,461 when compared to the six months ended January 31, 2018 due to a decrease in the remaining number of underlying warrants.

Webcast and Conference Call Information

HEXO Corp will host a conference call at 8:30 a.m. EDT on March 14, 2019.

Conference Call Details

Date:                              March 14, 2019

Time:                              8:30 a.m. EDT

Webcast:                       https://event.on24.com/wcc/r/1955244/B93D8C7C6D220F830E41924F8B5D945C

Replay Information

A replay of the call will be accessible by telephone until 11:59 a.m. EDT on March 28, 2019.

Toll Free Dial-In Number: 1-888-390-0541

Replay Password: 432690#

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes products to serve the global cannabis market. Through our hub and spoke business strategy, we are partnering with Fortune 500 companies, bringing our brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp has over 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. We serve the Canadian adult-use market under the HEXO brand while continuing to provide our medical cannabis clients with consistent access to Hydropothecary medical cannabis products. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Jennifer Smith

1-866-438-8429

invest@HEXO.com

www.hexocorp.com

Media Relations:

Caroline Milliard

(819) 317-0526

media@hexo.com

Director

Adam Miron

819-639-5498